Exhibit 8.1

List of Subsidiaries

1.	Nano Size Ltd., a company incorporated under the laws of Israel.

2.	Digiflex Ltd., a company incorporated under the laws of Israel.

3.	Digiflex Inc., a company incorporated under the laws of the United States.

4.	Digiflex HK Limited, a company incorporated under the laws of Hong Kong.